EXHIBIT 21
Colorado Interstate Gas Company
Ownership List as of December 31, 2007

	Jurisdiction of
Company Name	Incorporation	% Held

Colorado Interstate Gas Company	Delaware
CIG Finance Company, L.L.C.	Delaware	100.00
CIG Funding Company, L.L.C.	Delaware	100.00
Colorado Interstate Issuing Corporation	Delaware	100.00
WYCO Holding Company, L.L.C.	Delaware	100.00
WYCO Development LLC	Colorado	50.00